EXHIBIT 21

LIST OF SUBSIDIARIES

The Company had the following subsidiaries as of the date of this report:

NAME		INCORPORATED
1.	Seacoast National Bank	Florida
2.	South Branch Building, Inc.	Florida
3.	SBCF Capital Trust I	Delaware
4.	SBCF Statutory Trust II	Connecticut
5.	SBCF Statutory Trust III	Delaware
6.	BankFIRST (FL) Statutory Trust I	Connecticut
7.	BankFIRST (FL) Statutory Trust II	Connecticut
8.	The BANKshares Capital Trust I	Delaware
9.	Grand Bankshares Capital Trust I	Delaware
10.	Syracuse Holdings, Inc.	Delaware
11.	Seacoast Insurance Services, Inc.	Florida
12.	Seacoast Real Estate Investment Trust, Inc.	Florida
13.	TC Property Venture II, LLC	Florida
14.	Nature Coast Insurance, Inc.	Florida
15.	Nature Coast Financial Services, Inc.	Florida
16.	Bankers Title of the Nature Coast, Inc.	Florida
17.	Corkdale Enterprises, LLC	Florida